LORD ABBETT CREDIT OPPORTUNITIES FUND

90 Hudson Street

Jersey City, NJ 07302

December 7, 2018

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lord Abbett Credit Opportunities Fund
File Nos. 333-227612 and 811-23383

Dear Mr. Oh,

Reference is made to the initial Registration Statement on Form N-2 (the “Registration Statement”) filed on September 28, 2018 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of Lord Abbett Credit Opportunities Fund (the “Fund”).1

This letter responds to comments you provided to John T. Fitzgerald in your letter dated November 19, 2018 regarding the Registration Statement. Your comments and the Registrant’s responses thereto are set forth below. Pre-Effective Amendment No. 1 to the Registration Statement, which is expected to be filed with the Commission on or about December 21, 2018 (the “Amendment”), will reflect changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

General

1.           We note that portions of the registration statement are missing information or contain bracketed disclosure. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: We acknowledge your comment. Missing information will be completed and brackets will be removed from the Amendment.

2.           Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: Any changes made to one section of the filing in response to your comments will be applied to all other sections of the filing containing the same or similar disclosure.

1    Accession No. 0000930413-18-002965.

Mr. Sonny Oh

December 7, 2018

3.           In “The Offering” section on page 1, there is a reference to the Fund seeking multi-class share class relief. Please advise us if you have begun the process to seek this relief or have determined when you will do so.

Response: The Fund filed an application with the Commission seeking muti-class share class relief on October 5, 2018.

4.           Please confirm whether a party other than the Fund’s sponsor or one of its affiliates is providing the Fund’s initial (seed) capital. If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

Response: The Fund’s initial (seed) capital will be provided solely by Lord, Abbett & Co. LLC, the Fund’s investment adviser.

Front Cover Page

5.           Please disclose the amount of securities to be offered. Item 1.c of Form N-2.

Response: The amount of securities to be offered will be included in the front cover page of the Amendment.

6.           Under “Investment Strategy,” please disclose that high yield debt securities are also known as “junk bonds” the first time high yield is mentioned in the first sentence of the first paragraph.

Response: We will remove the reference to “investment grade and high yield” from the first sentence of the first paragraph and revise the second sentence of the second paragraph as follows (added text underlined): “At any given time and from time to time substantially all of the Fund’s portfolio may consist of high yield (or below investment grade) debt securities (commonly referred to as “junk” bonds).”

7.           Under “Investment Strategy,” with respect to the last sentence of the first paragraph, please confirm supplementally that derivatives will be valued on a mark-to-market basis for purposes of meeting the 80% test.

Response: The Fund confirms that derivatives will be valued on a mark-to-market basis for purposes of meeting the 80% test.

8.           Under “Interval Fund/Repurchase Offers,” please disclose the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the timing of the initial repurchase offer. In doing so, please also include a cross-reference to the prospectus sections that discuss repurchase policies and their attendant risks. See Guide 10 to Form N-2.

Response: The section “Interval Fund/Repurchase Offers” will be revised as follows (added text underlined):

Interval Fund/Repurchase Offers. The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its

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outstanding Shares at net asset value (“NAV”) per share, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board of Trustees (the “Board,” and each of the trustees on the Board, a “Trustee”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. The Fund expects the first repurchase offer to be issued in [September 2019].

The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer typically falls approximately seven days before the date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”). When a repurchase offer commences, the Fund sends, at least 21 days before the repurchase request deadline (i.e., the date by which shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”), written notice to each shareholder. The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund may impose a repurchase fee of up to 2.00% on Shares accepted for repurchase by the Fund that have been held for less than one year. It is possible that a repurchase offer may be oversubscribed, with the result that Shareholders may only be able to have a portion of their Shares repurchased. See “Principal Risks of the Fund – Repurchase Offers Risk” and “Periodic Repurchase Offers.”

9.           The “Investment Risks” section refers to “emerging markets.” Please add corresponding disclosure in both the principal investment strategies section of the Summary beginning on page 2 and to the fuller discussion beginning on page 33. Also disclose how the Fund defines an emerging market security.

Response: We will remove the reference to “emerging markets” from the “Investment Risks” section.

10.          The “Investment Risks” section refers to “leverage.” Please provide specific cross-references to the discussion of this risk. Item 1.1.j of Form N-2.

Response: We will add the following cross-reference after “leverage”: “(see “Principal Risks of the Fund – Leverage Risk”).”

11.          At the end of the fourth to last paragraph before the date of the prospectus, please provide a more specific website address.

Response: The Amendment will include a more specific website address at the end of the fourth to last paragraph before the date of the prospectus.

Prospectus Summary

12.          The Fund’s current disclosure regarding the Fund and its objectives, investments, policies, and risks in response to Items 8.2 and 8.3 of Form N-2 is virtually identical to the

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information in the Prospectus Summary. Please revise so that the Prospectus Summary is in fact a summary of the more detailed disclosure contained elsewhere in the prospectus.

Response: We will revise the disclosure in the Prospectus Summary so that the Prospectus Summary is a summary of the more detailed disclosure contained elsewhere in the prospectus.

13.          Under “Portfolio Composition – High-Yield Debt Securities” on page 5, please reiterate that high-yield debt securities are also known as “junk bonds.”

Response: We will revise the first sentence under “Portfolio Composition – High Yield Debt Securities” as follows (added text underlined):

The Fund may invest without limit in instruments rated below investment grade (commonly referred to as “high yield” or “junk” bonds), considered to be those that are rated Ba1 or lower by Moody’s and BB+ or lower by S&P or Fitch or instruments comparably rated by other rating agencies, or in unrated instruments determined by the Adviser to be of comparable quality.

14.          Under “Portfolio Composition – Equity Securities” on page 11, you note that the Fund may invest up to 20% of its total assets in equity securities including privately offered trusts. Please tell us how much the Fund will invest in private equity funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments after reviewing your response.

Response: The Fund currently does not intend to invest directly in private equity funds that rely on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Summary of Fund Expenses (page 32)

15.          Under “Shareholder Transaction Expenses,” please delete the phrase “on Shares Repurchased Within One Year of Purchase” from the third line item and provide the variation disclosure in a footnote.

Response: The requested change will be made in the Amendment.

16.          The parenthetical for Annual Fund Operating Expenses notes that they are expressed as “expenses that you pay each year as a percentage of the value of your investments.” Please revise to express all annual expenses as a percentage of net assets attributable to common shares.

Response: We will revise the parenthetical for Annual Fund Operating Expenses to state as follows: “as a percentage of net assets attributable to common shares.”

17.          Please provide footnote 1 to the Example as narrative following the example rather than in its current footnote format.

Response: The requested change will be made in the Amendment.

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Mr. Sonny Oh

December 7, 2018

Prospectus

Principal Investment Risks of the Fund (page 43)

18.          Please confirm all disclosure regarding “Repurchase Offers Risk” on page 44, as outlined in Guide 10 to Form N-2, has been provided. In particular, disclose the effect that repurchases may have on the Fund’s ability to qualify as a regulated investment company and potential tax consequences to investors and the Fund from repurchases and related portfolio security sales.

In the first sentence of the disclosure, please revise “above” to specific cross-reference to the discussion of Periodic Repurchase Offers” beginning on page 68.

Response: As requested, we will revise the section “Repurchase Offers Risk” on page 44. Please see Appendix A for the revised disclosure.

19.          Please add disclosure to “Foreign and Emerging Market Company Risk” on page 50 regarding: 1) the difficulty in obtaining or enforcing a court judgment abroad; 2) difficulties in effecting repatriation of capital invested abroad; and otherwise confirm all relevant material risks have been disclosed per Guide 9 to Form N-2.

Response: “Foreign and Emerging Market Company Risk” has been revised as shown in relevant part below (deleted text in strikethrough and added text underlined):

Investments in foreign (including emerging market) companies and in U.S. companies with economic ties to foreign markets generally involve special risks that can increase the likelihood that the Fund will lose money or experience volatility in the values of its portfolio assets. ~~For example, as~~ As compared with companies organized and operated in the U.S., ~~these~~ foreign companies may be more vulnerable to economic, political, and social instability and subject to less government supervision, lack of transparency, and inadequate regulatory, reporting, ~~and~~ accounting, auditing, and financial standards~~, and foreign taxes~~. Investments in securities of foreign companies may be subject to foreign withholding or other taxes. There may be less publicly available financial and other information regarding foreign issuers.

~~In addition,~~ The securities of foreign companies also may be subject to inadequate or otherwise unfavorable exchange control regulations (including limitations on currency movements and exchanges), the imposition of economic sanctions or other government restrictions, and higher transaction and other costs,~~. and delays in settlement to the extent they are traded on non-U.S. exchanges or markets.~~ , including transaction costs associated with currency exchange. To the extent the securities of foreign companies are traded on non-U.S. exchanges or markets, settlement, clearing, and registration of such securities transactions are subject to risks because registration systems may be less developed or subject to inadequate government supervision. This may result in significant delays or problems in registering the transfer of securities. If the Fund is delayed in settling a transaction, it may not receive any return on the invested assets or it may lose money if the value of the security declines.

There is a risk that a foreign government may take action that impedes or prevents the Fund from taking income and/or capital gains earned in the local currency and converting

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into U.S. dollars (i.e., “repatriating” local currency investments or profits), including temporary restrictions on foreign capital remittances. Certain foreign countries have sought to maintain foreign exchange reserves and/or address the economic volatility and dislocations caused by the large intentional capital flows by controlling or restricting the conversion of the local currency into other currencies. This risk tends to become more acute when economic conditions otherwise worse. There can be no assurance that if the Fund earns income or capital gains in a foreign currency or Lord Abbett otherwise seeks to withdraw the Fund’s investments from a given foreign country, capital controls imposed by such country will not prevent, or cause significant expense in, doing so.

Investments in foreign companies also may be adversely affected by governmental actions such as the nationalization of companies or industries, expropriation of assets, or confiscatory taxation. In the event of nationalization, expropriation or other confiscation, the Fund could lose its entire investment in a foreign company. Some foreign countries also have policies or restrictions that may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests, requirements that government approval be obtained prior to investment by foreign persons, or impositions of penalties for increases in the value of the Fund’s investment. Any of these actions could severely affect securities prices or impair the Fund’s ability to purchase or sell non-U.S. securities or transfer the Fund’s assets or income back into the U.S, or otherwise adversely affect the Fund’s operations. In addition, due to differences in legal systems, there is the risk that there may be difficulty in enforcing contractual obligations and obtaining and enforcing court judgments outside the U.S, which may affect the value of the Fund’s foreign investments.

20.          Please add disclosure to “Leverage Risk” on page 58 indicating: 1) that decline in net asset value could affect the ability of the Fund to make common stock dividend payments; 2) that a failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Internal Revenue Code; and 3) that if the asset coverage for preferred stock or debt securities declines to less than required amounts two hundred percent or three hundred percent, respectively (as a result of market fluctuations or otherwise), the Fund may be required to sell a portion of its investments when it may be disadvantageous to do so. See Guide 6 to Form N-2.

Response: The second paragraph under “Leverage Risk” has been revised as shown below (added text underlined):

Leverage creates several major types of risks for shareholders, including:

•	the likelihood of greater volatility of NAV of Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;

•	the possibility either that Share dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time; and

•	the effects of leverage in a declining market or a rising interest rate environment, as leverage is likely to cause a greater decline in the NAV of the Shares than if the Fund were not leveraged.
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If the costs of any leverage used by the Fund exceed the income from portfolio securities acquired through the use of such leverage, the Fund’s net asset value would decline. A decline in the Fund’s net asset value could affect the ability of the Fund to pay dividends or make distributions to shareholders. A failure by the Fund to distribute an adequate proportion of its net investment income in the form of dividends each taxable year would result in the Fund ceasing to qualify as a regulated investment company under the Code. See “Tax Matters” below for additional information. ~~In addition,~~ Also, the counterparties to the Fund’s leveraging transactions and any preferred shareholders of the Fund will have priority of payment over the Fund’s shareholders.

The Fund supplementally notes that, while it retains the ability to use derivatives and similar instruments in a manner that may give rise to economic leverage, it does not presently intend to issue “senior securities” within the meaning of Section 18 of the 1940 Act. Accordingly, the Fund does not currently consider risks associated with the Section 18 asset coverage tests to be principal risks of investing in the Fund and has omitted detailed discussion of such risks from the description of “Leverage Risk” in its prospectus. The Fund may revise its prospectus if it issues senior securities in the future.

21.          Please add the following disclosure to “Zero Coupon, Deferred Interest, Pay-in-Kind and Capital Appreciation Bonds Risk” on page 59: 1) the interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments; 2) PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral; 3) use of PIK securities may provide certain benefits to the fund’s adviser including increasing management fees; and 4) the required recognition of PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Fund’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: We will add the following relevant disclosure to “Zero Coupon, Deferred Interest, Pay-in-Kind and Capital Appreciation Bonds Risk”:

PIK securities generally carry higher interest rates compared to bonds that make cash payments of interest to reflect their payment deferral and increased credit risk. PIK securities generally involve significantly greater credit risk than coupon loans because the Fund receives no cash payments until the maturity date or a specified cash payment date. Even if accounting conditions are met for accruing income payable at a future date under a PIK bond, the issuer could still default when the collection date occurs at the maturity of or payment date for the PIK bond. PIK bonds may be difficult to value accurately because they involve ongoing judgments as to the collectability of the deferred payments and the value of any associated collateral. If the issuer of a PIK security defaults the Fund may lose its entire investment. Generally, the deferral of PIK interest will increase the loan to value ratio, which is a measure of the riskiness of a loan or bond.

We also will revise the last sentence in “Zero Coupon, Deferred Interest, Pay-in-Kind and Capital Appreciation Bonds Risk” as follows (added text underlined): “The required distributions, if any, would result in an increase in the Fund’s exposure to these securities and may negatively impact the liquidity of the Fund’s portfolio.”

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Mr. Sonny Oh

December 7, 2018

22.          The risk disclosure for “Anti-Takeover Provisions” on page 62 does not currently provide a substantive summary of the relevant provisions or risks. Please provide additional information in the Prospectus Summary under “Anti-Takeover Provisions,” as well as more complete information in the fuller discussion of risks. Item 19.1.f of Form N-2. See also Guide 3 to Form N-2.

Response: The referenced disclosure will be revised as shown below (added text underlined):

The Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end status. The Trustees are elected for indefinite terms and do not stand for reelection on a regular basis, although they may stand for reelection in connection with the election of another Trustee. A Trustee may be removed from office without cause only by a vote of two-thirds of the remaining Trustees or by a vote of the holders of at least two-thirds of Shares. These anti-takeover provisions may inhibit certain changes of control that could benefit shareholders, such as by leading to improvements in Fund operations, by leading to increased returns of capital to shareholders or through other means. See “Anti-Takeover and Other Provisions in the Declaration of Trust.”

A version of the above also will be added to the “Prospectus Summary—Principal Risks of the Fund” section of the prospectus.

Management of the Fund (page 62)

23.          In the last sentence under “Management Fee” on page 62, please disclose the period to be covered by the applicable report. Item 9.1.b(4) of Form N-2.

Response: We will revise the last sentence under “Management Fee” as follows (deleted text in strikethrough and added text underlined): “A discussion regarding the considerations of the Board for approving the Management Agreement between Lord Abbett and the Fund will be included in the Fund’s ~~first~~ semi-annual report to Shareholders for the fiscal period ended June 30, 2019.”

24.          It appears that the Fund will invest a substantial amount of assets in foreign securities, therefore, under “Portfolio Managers” on page 63 please provide a basis to assess the expertise and experience of the Adviser and/or portfolio managers with respect to foreign investments. See Guide 9 to Form N-2.

Response: We will include the requested information in the Amendment.

25.          Under “Additional Information” on page 63, please delete “that cannot be waived” at the end of the first sentence of the second paragraph or disclose those rights that cannot be waived.

Response: We will delete “that cannot be waived” from the end of the first sentence of the second paragraph under “Additional Information.”

Plan of Distribution (page 64)

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December 7, 2018

26.          In the first sentence of the second paragraph, please briefly describe the “various conditions” required for a best efforts distribution. See Instructions to Item 5.1.d of Form N-2.

Response: Upon review, the Fund has determined that the Distributor’s “best efforts” obligation is not subject to contractual conditions precedent. The referenced disclosure will be revised as shown below (deleted text in strikethrough):

The Distributor acts as the distributor of Shares for the Fund on a best efforts basis~~, subject to various conditions,~~ pursuant to the terms of the Distribution Agreement.

27.          For “Servicing Arrangements” please disclose all information required by Item 5.10 of Form N-2 for other entities like broker-dealers and banks through which the Fund shares might be available.

Response: The first paragraph of the referenced disclosure will be revised as shown below (deleted text in strikethrough and added text underlined):

The Distributor may appoint one or more independent broker-dealers to sell Shares of the Fund and the Distributor or any such broker-dealer may transmit orders to the Fund or the Fund’s transfer agent. The Fund’s Shares may be available through such broker-dealers, or through banks, trust companies, insurance companies ~~and~~ or other financial firms that have entered into shareholder servicing arrangements with respect to the Fund. A financial firm is one that, in exchange for compensation, sells, among other products, registered investment company shares (including the shares offered in this prospectus) or provides services for registered investment company shareholders.

If, and when, the Fund offers retail share classes in the future, the Fund may provide additional information in response to the referenced Item then.

Purchasing Shares (page 65)

28.          Please disclose the date by which an investor must pay for securities. Item 5.6 of Form N-2.

Response: We will revise the second sentence of the penultimate paragraph under “Purchasing Shares” as follows (added text underlined): “In order to receive the current day’s NAV, order instructions, together with payment, must be received in good order prior to the close of regular trading on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m., Eastern time) (“NYSE Close”).”

Acceptance and Timing of Purchase Orders (page 67)

29.          With respect to the fifth sentence of the first paragraph (“If the NYSE is closed due to weather ….”), please disclose how NAV would then be calculated.

Response: The below sentence has been added immediately following the referenced sentence:

In such cases, the Fund would accept purchase and redemption orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as Lord Abbett believes there generally remains an adequate market to obtain reliable and accurate market quotations.

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December 7, 2018

Periodic Repurchase Offers (page 68)

30.          In the first sentence of the second paragraph, please disclose the specific voting requirements for shareholder approval of a change to this fundamental policy.

Response: The referenced disclosure will be revised as shown below (deleted text in strikethrough and added text underlined):

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without ~~shareholder approval~~ the approval of the holders of a majority of the Fund’s outstanding common Shares, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. For these purposes, a “majority” of the Fund’s outstanding shares means the vote of the lesser of (1) 67% or more of the voting securities present at a shareholder meeting, provided that more than 50% of the outstanding voting securities of the Fund are present at the meeting or represented by proxy, or (2) more than 50% of the outstanding voting securities of the Fund regardless of whether such shareholders are present at the meeting (or represented by proxy).

Dividend Reinvestment Plan (page 72)

31.          Please disclose the method of determining the number of shares that will be distributed instead of a cash dividend. Item 10.1.e(4) of Form N-2.

Response: The second paragraph will be revised as shown below (deleted text in strikethrough and added text underlined):

Shares received under the Plan will be issued to you at their NAV on the ~~ex-dividend~~ payment date; there is no sales or other charge for reinvestment. The number of full and fractional shares (carried to the third decimal place) that each shareholder receiving shares will be entitled to receive is to be determined by dividing the total amount that he or she would have been entitled to receive had he or she elected to receive the dividend in cash by the NAV per share of such shares as of the close of business of the NYSE on the payable dates, such full and fractional shares to be credited to the accounts of such shareholders. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.

Custodian and Transfer Agents (page 76)

32.          If the transfer agent is a different entity than the custodian, then please provide the principal business address for the transfer agent as well. Item 10.1.e of Form N-2.

Response: As the transfer agent is a different entity than the custodian, we will add the principal business address for the transfer agent to the referenced section.

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December 7, 2018

Statement of Additional Information

33.          Under “Temporary Defensive Investments” on page 2-39, the securities that are listed to be used in temporary defensive positions differ than those listed on page 43 of the prospectus, i.e., high-quality debt instruments maturing in one year or less. Please reconcile.

Response: The requested change will be made in the Amendment.

34.          Under “Investment Restrictions” on page 3-1, please disclose any fundamental policy of the Fund with respect to short sales, purchases on margin, and the writing of put and call options. Item 17.2.b of Form N-2. Please also provide the descriptions of the current 1940 Act limitations as referenced in the first sentence of the first paragraph on page 3-2.

Response: The Fund does not have fundamental policies with respect to short sales, purchases on margin, and the writing of put and call options and, accordingly, does not have policies to disclose in response to the referenced Item. In addition, the referenced disclosure will be revised as shown below (deleted text in strikethrough):

~~The fundamental investment limitations set forth above restrict the ability of the Fund to engage in certain practices and purchase securities and other instruments other than as permitted by, or consistent with, applicable law, including the 1940 Act. Relevant limitations of the 1940 Act as they presently exist are described below. These limitations are based either on the 1940 Act itself, the rules or regulations thereunder or applicable orders of the SEC. In addition,~~ Interpretations and guidance provided by the SEC staff may be taken into account to determine if a certain practice or the purchase of securities or other instruments is permitted by the 1940 Act, the rules or regulations thereunder or applicable orders of the SEC. As a result, the foregoing fundamental investment policies may be interpreted differently over time as the statute, rules, regulations or orders (or, if applicable, interpretations) that relate to the meaning and effect of these policies change, and no vote of Shareholders, as applicable, will be required or sought.

35.          For the table of Trustees and Officers beginning on page 5-1, please provide a column for the number of portfolios in the fund complex overseen by the trustee. Item 18.1 of Form N-2.

Response: The requested change will be made in the Amendment.

36.          In the table under “Committees” on page 5-5, the column for “Nominating and Governance Committee” refers the reader to “Shareholder Communications” on page 5-6. In the latter section, please disclose the procedures to submit nominations.

Response: We will revise the first sentence under “Shareholder Communications” to clarify that shareholders may submit a nomination to the Board by following the procedures provided in this section. The referenced sentence will state (added text underlined): “Shareholders who want to communicate with the Board or any individual Trustee(s), including to submit a nomination to the Board, should write the Fund directed to the attention of the Secretary of the Fund, at 90 Hudson Street, Jersey City, New Jersey 07302.”

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Mr. Sonny Oh

December 7, 2018

37.          Please move the disclosure under the caption “Committee Meetings” at the bottom of page 5-7 to the “Committees” section on page 5-5.

Response: The requested change will be made in the Amendment.

38.          In addition to “Other Accounts Managed” and “Holdings of Portfolio Managers” on page 5-8, please also provide information regarding conflicts and compensation per Items 21.1.d and 21.2 of Form N-2, respectively.

Response: As requested, we will add the sections “Conflicts of Interest” and “Compensation of Portfolio Managers” after “Holdings of Portfolio Managers” on page 5-8. Please see Appendix A for the added sections.

Part C

39.          Please include a seed capital balance sheet as required by Section 14(a)(1) of the 1940 Act.

Response: A seed capital balance sheet will be included in the Amendment.

40.          Please state that the Form ADV identified is incorporated by reference into Part C.

Response: The requested change will be made to the Part C included in the Amendment.

*                  *                  *

In addition, the Registrant acknowledges in connection with this filing the following: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Commission staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Pamela C. Chen at (201) 827-2966 or the undersigned at (201) 827-2128.

Sincerely,

/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary
Lord Abbett Credit Opportunities Fund
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Mr. Sonny Oh

December 7, 2018

Appendix A

18.

As described ~~under~~ in the section entitled “Periodic Repurchase Offers” ~~above~~ beginning on page [68] of this prospectus, the Fund is an “interval fund” and, in order to provide liquidity to shareholders, the Fund, subject to applicable law, will conduct quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board. In all cases such repurchases will be for at least 5% and not more than 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund currently expects to conduct quarterly repurchase offers for 5% of its outstanding Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. ~~However,~~

Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and, unless offset by sufficient sales of Fund Shares, may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.

The repurchase of Shares by the Fund decreases the assets of the Fund and, therefore, may have the effect of increasing the Fund’s expense ratio. In addition, the repurchase of Shares by the Fund may increase the Fund’s portfolio turnover rate, which may result in increased transaction costs and reduced returns to shareholders.

If a repurchase offer is oversubscribed, the Board may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline. In the event that the Board determines not to repurchase more than the repurchase offer amount, or if shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter to ensure the repurchase of a specific number of Shares, thereby increasing the likelihood that proration will occur. A shareholder may be subject to market and other risks, and the NAV of Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. The NAV on the Repurchase Request Deadline or the Repurchase Pricing Date may be higher or lower than on the date a shareholder submits a repurchase request. To the extent that the Fund

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invests a portion of its portfolio in foreign markets, there is the risk of a possible decrease in Share value as a result of currency fluctuations between the date of tender and the Repurchase Pricing Date.

In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders, potentially including even shareholders who do not tender any Shares in such repurchase. Furthermore, the Fund’s use of cash to repurchase Shares could adversely affect its ability to satisfy the distribution requirements for treatment as a regulated investment company. The Fund could also recognize income or gain in connection with its sale or other disposal of portfolio securities to fund Share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied and would need to distributed to shareholders (in taxable distributions) in order to eliminate a Fund-level tax. See “Tax Matters” below.

38.

Conflicts of Interest

Conflicts of interest may arise in connection with the portfolio managers’ management of the investments of the Funds and the investments of the other accounts included in the table above. Such conflicts may arise with respect to the allocation of investment opportunities among the Funds and other accounts with similar investment objectives and policies. A portfolio manager potentially could use information concerning a Fund’s transactions to the advantage of other accounts and to the detriment of that Fund. To address these potential conflicts of interest, Lord Abbett has adopted and implemented a number of policies and procedures. Lord Abbett has adopted Policies and Procedures Relating to Client Brokerage and Soft Dollars, as well as Evaluation of Proprietary Research Policy and Procedures. The objective of these policies and procedures is to ensure the fair and equitable treatment of transactions and allocation of investment opportunities on behalf of all accounts managed by Lord Abbett. In addition, Lord Abbett’s Code of Ethics sets forth general principles for the conduct of employee personal securities transactions in a manner that avoids any actual or potential conflicts of interest with the interests of Lord Abbett’s clients, including the Funds. Moreover, Lord Abbett’s Insider Trading and Receipt of Material Non-Public Information Policy and Procedure sets forth procedures for personnel to follow when they have material non-public information. Lord Abbett is not affiliated with a full service broker-dealer and, therefore, does not execute any portfolio transactions through such an entity, a structure that could give rise to additional conflicts. Lord Abbett does not conduct any investment banking functions and does not manage any hedge funds. Lord Abbett does not believe that any material conflicts of interest exist in connection with the portfolio managers’ management of the investments of the Funds and the investments of the other accounts in the table referenced above.

Compensation of Portfolio Managers

When used in this section, the term “fund” refers to the Fund, as well as any other registered investment companies, pooled investment vehicles, and accounts managed by a portfolio manager. Each portfolio manager receives compensation from Lord Abbett consisting of a salary, bonus, and profit-sharing plan contributions. The level of base compensation takes into account the portfolio manager’s experience, reputation, and competitive market rates, as well as the portfolio manager’s leadership and management of the investment team.

Fiscal year-end bonuses, which can be a substantial percentage of overall compensation, are determined after an evaluation of various factors. These factors include the portfolio manager’s investment results and style consistency, the dispersion among funds with similar objectives, the risk taken to achieve the returns, and similar factors. In considering the portfolio manager’s investment results, Lord Abbett’s senior management may evaluate the Fund’s performance against one or more benchmarks from among

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the Fund’s primary benchmark and any supplemental benchmarks as disclosed in the prospectus, indices disclosed as performance benchmarks by the portfolio manager’s other accounts, and other indices within one or more of the Fund’s peer groups (as defined from time to time by third party investment research companies), as well as the Fund’s peer group. In particular, investment results are evaluated based on an assessment of the portfolio manager’s one-, three-, and five-year investment returns on a pre-tax basis versus the benchmark. Finally, there is a component of the bonus that rewards leadership and management of the investment team. The evaluation does not follow a formulaic approach, but rather is reached following a review of these factors. No part of the bonus payment is based on the portfolio manager’s assets under management, the revenues generated by those assets, or the profitability of the portfolio manager’s team. In addition, Lord Abbett may designate a bonus payment of a manager for participation in the firm’s senior incentive compensation plan, which provides for a deferred payout over a five-year period. The plan’s earnings are based on the overall asset growth of the firm as a whole. Lord Abbett believes this incentive focuses portfolio managers on the impact their Fund’s performance has on the overall reputation of the firm as a whole and encourages exchanges of investment ideas among investment professionals managing different mandates.

Lord Abbett provides a 401(k) profit-sharing plan for all eligible employees. Contributions to a portfolio manager’s profit-sharing account are based on a percentage of the portfolio manager’s total base and bonus paid during the fiscal year, subject to a specified maximum amount.

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